Exhibit 99.1

TD and Air Canada Enter into Air Canada Credit Card Loyalty Program Agreement

TORONTO, Jan. 10, 2019 - Further to the announcement of Air Canada completing its acquisition of Aimia Canada Inc., The Toronto-Dominion Bank ("TD") confirmed today that the previously announced long-term loyalty program agreement with Air Canada (the "Loyalty Agreement") has been entered into and is now effective. Under the Loyalty Agreement, TD will be the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020.

"This agreement is a key milestone, providing our customers with confidence and continuity, while securing the long-term stability of a great travel program with our Canadian national carrier," said Katy Boshart, Senior Vice President, Canadian Credit Cards. " Customers can look forward to a refreshed and exciting program and we're thrilled to continue offering our customers value and a wide range of cardholder benefits in 2020."

With the Loyalty Agreement now in effect, customers can continue to earn and redeem Aeroplan Miles as they do today and existing Aeroplan Miles will be honoured on a one-to-one basis in the new Air Canada program.

For additional details on the agreement, please refer to the press release dated November 26, 2018, available here and at http://td.mediaroom.com.

Caution Regarding Forward-Looking Information

From time to time, The Toronto-Dominion Bank ("TD" or the "Bank") makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2018 MD&A") in the Bank's 2018 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail and Wholesale Banking segments under headings "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", and in other statements regarding the Bank's objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on long-term and shorter-term strategic priorities, including the successful completion of acquisitions and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access, or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

With regards to the Loyalty Agreement, there can be no assurance that TD will realize the anticipated benefits or results; actual results could differ materially from the expectations expressed in the forward-looking statements. Examples of material assumptions made by TD in the forward-looking statements include assumptions regarding costs, process and timeline to launch cards based on TD's experience.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant and Subsequent Events, and Pending Acquisitions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 12 million active online and mobile customers. TD had $1.3 trillion in assets on October 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Gillian Manning, Investor Relations, 416-308-6014

Julie Bellissimo, Media Relations, 416-965-6050